UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File Number
000-55903

CUSIP Number

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For period ended:	December 31, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Blue Star Foods Corp.

Full Name of Registrant

3000 NW 109th Avenue

Address of Principal Executive Office (Street and Number)

Miami, Florida 33172

City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Report”) by the prescribed date of May 14, 2020, without unreasonable effort or expense, because the Registrant needs additional time to review certain disclosures and analyses to be included in the Report due in part to the impact of the Corvid 19 pandemic on its business operations. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file the Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

John Keeler	(860)	633-5565
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The Registrant expects a significant decrease in its results of operations for fiscal year ended December 31, 2019 from the fiscal year ended December 31, 2108 as reflected by the earnings statements to be included in the Annual Report on Form 10-K for the year ended December 31, 2019. The loss from operations in the year ended December 31, 2018 was $1,268,000. It is anticipated that the loss from operations for the year ended December 31, 2019 will be approximately $3,938,000, an increase of such loss of approximately 300%. The increase in the loss from operations resulted from a reduction in revenue of 26% combined with an increase in direct cost of product of 1.9%. Included in the operating loss is approximately $2,700,000 in non-cash compensation expenses to employees and outside providers of professional services.

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Blue Star Foods Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:	May 14, 2020	By:	/s/ John Keeler
John Keeler
Executive Chairman and Chief Executive Officer

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